Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Prothena Corporation plc:
We consent to the incorporation by reference in the registration statement (No. 333-187726) on Form S-8 and the registration statement (No. 333-193416) on Form S-3 of Prothena Corporation plc of our report dated March 6, 2014, with respect to the consolidated balance sheets of Prothena Corporation plc and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Prothena Corporation plc.

/s/ KPMG LLP
San Francisco, California
March 6, 2014